SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)*



                               CINTAS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   172908 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

 CUSIP NO. 172908 10 5               13G                    PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JOAN A. GARDNER
           ###-##-####
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
            N/A                                                      (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY


------- ------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
------- ------------------------------------------------------------------------
                        5      SOLE VOTING POWER

       NUMBER OF                4,842,072
        SHARES          --------------------------------------------------------
     BENEFICIALLY       6      SHARED VOTING POWER
       OWNED BY
         EACH                     0
       REPORTING        --------------------------------------------------------
      PERSON WITH       7      SOLE DISPOSITIVE POWER

                                 4,842,072
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,842,072
------- ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             See Item 4
------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               4.95%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
             IN


------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

ITEM 1(a)      Name of IssuerCintas Corporation

               1(b)   Address of Issuer's Principal Executive Office:

                      6800 Cintas Boulevard
                      P.O. Box 625737
                      Cincinnati, Ohio  45262

        2(a)   Name of Persons Filing:Joan A. Gardner

        2(b)   Address of Principal Business Office:

               6800 Cintas Boulevard
               P.O. Box 625737
               Cincinnati, Ohio  45262

        2(c)   Citizenship:  U.S.A.

        2(d)   Title of Class of Securities:Common Stock, No Par Value

        2(e)   CUSIP No.:    172908 10 5

        3.     If this Statement is Filed Pursuant to Rules 13d-1(b) or
               13d-2(b), check whether the Person Filing is a:   N/A

        4.     Ownership:

               (a) See Item 9 of cover page (b) See Item 11 of cover page (c) See Items 5-8 of cover page

               This Amendment No. 13 to Schedule 13G is filed solely by Joan A. Gardner. The original Schedule 13G and all amendments prior to Amendment No. 8 to Schedule 13G were filed by Joan A. Gardner and Richard T. Farmer on the same Schedule 13G.

               The aggregate amount of shares shown in Items 5, 7, and 9 for Joan A. Gardner includes 3,754,376 shares representing Mrs. Gardner's interest in Garfam Partners, L.P., 542,244 shares held in various trusts established by her for her emancipated children and 545,452 shares held by the Joan A. Gardner Trust dated 11/2/87, but excludes 1,723,046 shares representing Mrs. Gardner's husband's interest in Garfam Partners, L.P., 65,582 shares representing Mr. Gardner's interest in Garfam Enterprises, Inc., 46,816 shares owned directly by Mr. Gardner, 3,000 shares issuable to Mr. Gardner pursuant to options exercisable within 60 days, 822,304 shares held in various trusts established by Mr. Gardner for his emancipated children and 175,094 shares held by the Gardner Family Charitable Lead Trust, all of which Mrs. Gardner disclaims beneficial ownership.

                                                              Page 4 of 4 Pages



5. Ownership of 5% or less of class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following. X

6.      Ownership of more than 5% on behalf of another person:  N/A


7.      Identification and classification of the subsidiary which
        acquired the security being reported by the parent holding
        company:         N/A


8.      Identification and classification of members of the group:N/A


9.      Notice of dissolution of group:               N/A


10.     Certification:                  N/A





     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 2, 1998                              /s/Joan A. Gardner
                                                  --------------------
                                                   Joan A. Gardner